SAMSON OIL & GAS PRESENTING AT THE RODMAN & RENSHAW CONFERENCE

Denver 1800 hours September 14, 2010, Perth 0800 hours, September 15, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) is presenting to delegates attending the Rodman & Renshaw Annual Global Investment Conference on Wednesday on September 15th at 10:00am EST.

The presentation is available on Samson’s website www.samsonoilandgas.com and will be available at http://rodm.com/conferences?category&id=51

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.33 per ADS on September 14th, 2010 the company has a current market capitalization of approximately US$110.6 million.  Correspondingly, based on the ASX closing price of A$0.068 on September 14th, 2010, the company has a current market capitalization of A$113.1 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director